Room 4561

November 20, 2006

Mr. Stephen Eastman
President
Homeland Energy Solutions, LLC
112 East Spring Street
New Hampton, Iowa 50659

Re: Homeland Energy Solutions, LLC
Amendment No. 2 to Registration Statement on Form SB-2 filed November 9, 2006
File No. 333-135967

Dear Mr. Eastman:

    We have reviewed your amended filing and response letter filed on November 9, 2006 and have the following comments.

Amendment No. 2 to Registration Statement on Form SB-2

1.   Please provide disclosure where appropriate about your lock-up arrangements with Stephen Eastman, James Boeding, Pat Boyle, Bernard Retterath, Steve Dietz, Chad Kuhlers, Steven H. Core and Steve Retterath.

Prospectus Front Cover Page

2.   With respect to your revised disclosure in response to comment 2 of our letter dated November 3, 2006, please clarify that affiliates may also acquire in order to achieve your minimum offering threshold, if necessary.

Prospectus Summary, page 5

3.   Please clarify your revised disclosure in response to comment 3 of our letter dated November 3, 2006. It appears to also be the case that shareholders in a corporation are also not generally liable for certain obligations of the corporation.

4.   We note your response to comment 4 of our letter dated November 3, 2006. Please advise us of the reason for your decision to withdraw from registering in Minnesota.

Management's Discussion and Analysis and Plan of Operation, page 30

5.   Please ensure that your disclosure in your registration statement conforms to the terms of the letter of intent. In particular, we note that your disclosure on page 31 states that a debt financing commitment is required to extend the letter of intent to December 31, 2008. The disclosure in the following paragraph and the terms in your letter of intent do not appear to indicate that achieving such commitment is necessary for the extension.

Exhibits 5.1 and 8.1

6.   Please file the executed legal and tax opinions when available for our review. We may have further comments.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Stephen Krikorian, Branch Chief, at (202) 551-3488 if you have questions regarding our comments on the financial statements and related matters. You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Valerie D. Bandstra, Esq.
        Brown, Winick, Graves, Baskerville & Schoenebaum, P.L.C.
        666 Grand Avenue, Suite 2000
        Des Moines, Iowa 50309-2510
        Telephone: (515) 242-2400
        Facsimile: (515) 283-0231